Exhibit 2

Unaudited Condensed Consolidated Interim Financial Statements of WPP plc

for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

WPP plc

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

Continuing operations	Notes	Six months ended 30 June 2020[1] £m	Six months ended 30 June 2019[1,2] £m	Year ended 31 December 2019[1] £m
Revenue	7	5,582.7	6,368.2	13,234.1
Costs of services	4	(4,804.7)	(5,328.8)	(10,825.1)
Gross profit		778.0	1,039.4	2,409.0
General and administrative costs	4	(3,195.3)	(443.1)	(1,113.1)
Operating (loss)/profit		(2,417.3)	596.3	1,295.9
Share of results of associates	5	(51.9)	1.5	14.7
(Loss)/profit before interest and taxation		(2,469.2)	597.8	1,310.6
Finance and investment income	6	51.2	41.8	99.0
Finance costs	6	(157.3)	(180.1)	(359.1)
Revaluation and retranslation of financial instruments	6	(268.6)	(31.4)	163.8
(Loss)/profit before taxation		(2,843.9)	428.1	1,214.3
Taxation	8	(24.0)	(109.3)	(275.0)
(Loss)/profit for the period from continuing operations		(2,867.9)	318.8	939.3

Discontinued operations
Profit for the period from discontinued operations	13	3.1	49.7	10.8

(Loss)/profit for the period		(2,864.8)	368.5	950.1

Attributable to:
Equity holders of the parent
Continuing operations		(2,889.0)	288.3	860.1
Discontinued operations		(6.8)	43.2	(3.8)
		(2,895.8)	331.5	856.3
Non-controlling interests
Continuing operations		21.1	30.5	79.2
Discontinued operations		9.9	6.5	14.6
		31.0	37.0	93.8
		(2,864.8)	368.5	950.1

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	10	(236.4p )	26.5p	68.5p
Diluted earnings per ordinary share	10	(236.4p )	26.3p	67.9p

Earnings per share from continuing operations
Basic earnings per ordinary share	10	(235.9p )	23.0p	68.8p
Diluted earnings per ordinary share	10	(235.9p )	22.9p	68.2p

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

[1]	Figures have been restated as described in the accounting policies.
[2]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

WPP plc

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

	Six months ended 30 June 2020[1] £m	Six months ended 30 June 2019[1] £m	Year ended 31 December 2019[1] £m
(Loss)/profit for the period	(2,864.8)	368.5	950.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	412.3	78.2	(625.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(15.4)	—	(284.0)
	396.9	78.2	(909.1)

Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	—	—	(36.6)
Deferred tax on defined benefit pension plans	—	—	6.4
Movements on equity investments held at fair value through other comprehensive income	(102.4)	(75.7)	(141.4)
	(102.4)	(75.7)	(171.6)
Other comprehensive income/(loss) for the period	294.5	2.5	(1,080.7)
Total comprehensive (loss)/income for the period	(2,570.3)	371.0	(130.6)

Attributable to:
Equity holders of the parent
Continuing operations	(2,598.3)	280.5	180.0
Discontinued operations	(21.1)	50.4	(386.4)
	(2,619.4)	330.9	(206.4)
Non-controlling interests
Continuing operations	39.0	34.6	61.9
Discontinued operations	10.1	5.5	13.9
	49.1	40.1	75.8
	(2,570.3)	371.0	(130.6)

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

[1]	Figures have been restated as described in the accounting policies.

WPP plc

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019

	Notes	Six months ended 30 June 2020 £m	Six months ended 30 June 2019 £m	Year ended 31 December 2019 £m
Net cash (outflow)/inflow from operating activities	11	(401.9)	(126.4)	1,850.5
Investing activities
Acquisitions	11	(96.8)	(72.9)	(161.3)
Disposal of investments and subsidiaries	11	203.9	133.7	2,141.0
Purchase of property, plant and equipment		(121.3)	(145.9)	(339.3)
Purchase of other intangible assets (including capitalised computer software)		(19.2)	(21.1)	(54.8)
Proceeds on disposal of property, plant and equipment		3.1	167.2	174.0
Net cash (outflow)/inflow from investing activities		(30.3)	61.0	1,759.6
Financing activities
Repayment of lease liabilities		(154.5)	(103.8)	(249.8)
Share option proceeds		—	0.2	0.6
Cash consideration for non-controlling interests	11	(37.8)	(9.1)	(62.7)
Share repurchases and buybacks	11	(285.5)	—	(43.8)
Net increase/(decrease) in borrowings	11	699.8	(134.6)	(1,713.2)
Financing and share issue costs		(6.8)	(4.4)	(6.4)
Equity dividends paid		—	—	(750.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(40.1)	(58.5)	(96.2)
Net cash inflow/(outflow) from financing activities		175.1	(310.2)	(2,922.0)
Net (decrease)/increase in cash and cash equivalents		(257.1)	(375.6)	688.1
Translation of cash and cash equivalents		7.1	11.7	(89.7)
Cash and cash equivalents at beginning of period		2,799.6	2,201.2	2,201.2
Cash and cash equivalents including cash held in disposal group at end of period		2,549.6	1,837.3	2,799.6
Cash and cash equivalents held in disposal group presented as held for sale		(13.5)	—	(66.3)
Cash and cash equivalents at end of period	11	2,536.1	1,837.3	2,733.3

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

WPP plc

Unaudited condensed consolidated interim balance sheet

as at 30 June 2020 and 2019 and 31 December 2019

	Notes	30 June 2020[1,2] £m	30 June 2019[1,2] £m	31 December 2019[1,2] £m
Non-current assets
Intangible assets:
Goodwill	14	8,096.3	13,181.7	10,110.6
Other	15	1,488.9	1,786.2	1,468.8
Property, plant and equipment		914.0	984.4	876.0
Right-of-use assets		1,773.9	1,825.2	1,734.5
Interests in associates and joint ventures		515.7	739.6	813.0
Other investments		398.0	574.7	498.3
Deferred tax assets		205.2	155.4	187.9
Trade and other receivables	16	144.0	182.7	137.6
		13,536.0	19,429.9	15,826.7

Current assets
Corporate income tax recoverable		180.8	248.1	165.4
Trade and other receivables	16	9,403.3	13,170.2	11,822.3
Cash and short-term deposits		10,558.0	11,507.5	11,305.7
		20,142.1	24,925.8	22,293.4
Assets classified as held for sale		49.8	—	485.3
		20,191.9	24,925.8	23,778.7

Current liabilities
Trade and other payables	17	(10,768.0)	(14,345.9)	(14,188.1)
Corporate income tax payable		(371.3)	(493.9)	(499.9)
Short-term lease liabilities		(310.2)	(388.4)	(302.2)
Bank overdrafts, bonds and bank loans		(8,147.7)	(10,469.1)	(8,798.0)
		(19,597.2)	(25,697.3)	(23,788.2)
Liabilities associated with assets classified as held for sale		(20.9)	—	(170.4)
		(19,618.1)	(25,697.3)	(23,958.6)
Net current assets/(liabilities)		573.8	(771.5)	(179.9)
Total assets less current liabilities		14,109.8	18,658.4	15,646.8

Non-current liabilities
Bonds and bank loans		(5,135.8)	(5,309.4)	(4,047.3)
Trade and other payables	18	(355.2)	(528.8)	(449.6)
Deferred tax liabilities		(398.9)	(397.7)	(379.8)
Provisions for post-employment benefits		(169.5)	(184.9)	(159.0)
Provisions for liabilities and charges		(235.1)	(255.8)	(247.8)
Long-term lease liabilities		(2,035.6)	(1,957.3)	(1,947.5)
		(8,330.1)	(8,633.9)	(7,231.0)
Net assets		5,779.7	10,024.5	8,415.8

Equity
Called-up share capital	19	129.6	133.3	132.8
Share premium account		570.3	569.9	570.3
Other reserves		532.3	1,043.9	(169.9)
Own shares		(1,124.3)	(1,207.4)	(1,178.7)
Retained earnings		5,303.4	9,080.3	8,689.9
Equity shareholders’ funds		5,411.3	9,620.0	8,044.4
Non-controlling interests		368.4	404.5	371.4
Total equity		5,779.7	10,024.5	8,415.8

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.
[2]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.

WPP plc

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2020 and 2019 and 31 December 2019

	Called-up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders’ funds[1] £m	Non- controlling interests £m	Total[1] £m
Restated Balance at 1 January 2019	133.3	569.7	962.4	(1,255.7)	8,849.1	9,258.8	424.4	9,683.2
Ordinary shares issued	—	0.2	—	—	—	0.2	—	0.2
Treasury share allocations	—	—	—	0.8	(0.8)	—	—	—
Profit for the period	—	—	—	—	331.5	331.5	37.0	368.5
Exchange adjustments on foreign currency net investments	—	—	75.1	—	—	75.1	3.1	78.2
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(75.7)	(75.7)	—	(75.7)
Other comprehensive income/(loss)	—	—	75.1	—	(75.7)	(0.6)	3.1	2.5
Total comprehensive income	—	—	75.1	—	255.8	330.9	40.1	371.0
Dividends paid	—	—	—	—	—	—	(58.5)	(58.5)
Non-cash share-based incentive plans (including share options)	—	—	—	—	32.5	32.5	—	32.5
Tax adjustments on share-based payments	—	—	—	—	1.0	1.0	—	1.0
Net movement in own shares held by ESOP Trusts	—	—	—	47.5	(47.5)	—	—	—
Recognition/remeasurement of financial instruments	—	—	6.4	—	(3.7)	2.7	—	2.7
Acquisition of subsidiaries[2]	—	—	—	—	(6.1)	(6.1)	(1.5)	(7.6)
Balance at 30 June 2019	133.3	569.9	1,043.9	(1,207.4)	9,080.3	9,620.0	404.5	10,024.5
Ordinary shares issued	—	0.4	—	—	—	0.4	—	0.4
Share cancellations	(0.5)	—	0.5	—	(47.7)	(47.7)	—	(47.7)
Treasury share allocations	—	—	—	0.2	(0.2)	—	—	—
Profit for the period	—	—	—	—	524.8	524.8	56.8	581.6
Exchange adjustments on foreign currency net investments	—	—	(682.2)	—	—	(682.2)	(21.1)	(703.3)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(284.0)	—	—	(284.0)	—	(284.0)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(65.7)	(65.7)	—	(65.7)
Actuarial loss on defined benefit pension plans	—	—	—	—	(36.6)	(36.6)	—	(36.6)
Deferred tax on defined benefit pension plans	—	—	—	—	6.4	6.4	—	6.4
Other comprehensive loss	—	—	(966.2)	—	(95.9)	(1,062.1)	(21.1)	(1,083.2)
Total comprehensive (loss)/income	—	—	(966.2)	—	428.9	(537.3)	35.7	(501.6)
Dividends paid	—	—	—	—	(750.5)	(750.5)	(37.7)	(788.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	38.9	38.9	—	38.9
Tax adjustments on share-based payments	—	—	—	—	2.1	2.1	—	2.1
Net movement in own shares held by ESOP Trusts	—	—	—	28.5	(28.5)	—	—	—
Recognition/remeasurement of financial instruments	—	—	4.2	—	16.8	21.0	—	21.0
Share purchases-close period commitments[3]	—	—	(252.3)	—	—	(252.3)	—	(252.3)
Acquisition of subsidiaries[2]	—	—	—	—	(50.2)	(50.2)	(31.1)	(81.3)
Balance at 31 December 2019	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8
Share cancellations	(3.2)	—	3.2	—	(281.2)	(281.2)	—	(281.2)
Treasury share allocations	—	—	—	0.5	(0.5)	—	—	—
(Loss)/profit for the period	—	—	—	—	(2,895.8)	(2,895.8)	31.0	(2,864.8)
Exchange adjustments on foreign currency net investments	—	—	394.2	—	—	394.2	18.1	412.3
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(15.4)	—	—	(15.4)	—	(15.4)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(102.4)	(102.4)	—	(102.4)
Other comprehensive income/(loss)	—	—	378.8	—	(102.4)	276.4	18.1	294.5
Total comprehensive income/(loss)	—	—	378.8	—	(2,998.2)	(2,619.4)	49.1	(2,570.3)
Dividends paid	—	—	—	—	—	—	(40.1)	(40.1)
Non-cash share-based incentive plans (including share options)	—	—	—	—	30.6	30.6	—	30.6
Tax adjustments on share-based payments	—	—	—	—	2.6	2.6	—	2.6
Net movement in own shares held by ESOP Trusts	—	—	—	53.9	(54.3)	(0.4)	—	(0.4)
Recognition/remeasurement of financial instruments	—	—	67.9	—	(32.8)	35.1	—	35.1
Share purchases – close period commitments[4]	—	—	252.3	—	—	252.3	—	252.3
Acquisition of subsidiaries[2]	—	—	—	—	(52.7)	(52.7)	(12.0)	(64.7)
Balance at 30 June 2020	129.6	570.3	532.3	(1,124.3)	5,303.4	5,411.3	368.4	5,779.7

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

[1]	Figures have been restated as described in the accounting policies.
[2]

Acquisition of subsidiaries represent movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests of new acquisitions.

[3]

During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

[4]

During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognized as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the period ended 30 June 2020.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages F-7 to F-15 of the 2019 Annual Report on Form 20-F. With the exception of the impact of Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which is discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2020.

Restatement

After the unaudited condensed consolidated interim financial statements for the period ended 30 June 2020 were issued, it was determined that they did not comply with certain aspects of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and measurement, resulting in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet and the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments and the inappropriate discount rate being applied in the calculation of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements).

The presentation of cash and overdrafts within notional cash pooling arrangements did not meet the requirements for offsetting in accordance with IAS 32 Financial Instruments: Presentation. This resulted in the incorrect presentation of the notional cash pooling arrangements on the balance sheet. Therefore, there has been a restatement of the periods ending 30 June 2020, 31 December 2019 and 30 June 2019. The impact of this change is to increase cash and short-term deposits and bank overdrafts, bonds and bank loans by £7,795.4 million for the period ended 30 June 2020 (30 June 2019: £9,334.3 million, 31 December 2019: £8,336.7 million), while having no impact on the Company’s net debt. This adjustment does not impact the consolidated income statement or consolidated cash flow statement.

Net investment hedging was inappropriately applied against certain foreign exchange exposures, where the relationship was either an ineligible hedging relationship under IFRS or insufficiently documented, such that the criteria to apply hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement were not met. Therefore, there has been a restatement of the periods ended 30 June 2020, 30 June 2019 and 31 December 2019, resulting in the reclassification of exchange adjustments on foreign currency net investments within the consolidated statement of comprehensive income to be reported in the consolidated income statement as revaluation and retranslation of financial instruments (note 6). The impact of this change is a £301.1 million loss for the period ended 30 June 2020 (30 June 2019: £8.9 million gain, 31 December 2019: £245.7 million gain) being recognised in revaluation and retranslation of financial instruments. This change also reduces the opening retained earnings balance as at 1 January 2019 by £517.4 million with a corresponding increase in the foreign currency translation reserve.

The fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements) are recorded at the present value of the expected cash outflows of the obligation. The discount rate historically used in this calculation represented the Company’s cost of debt. To fully reflect the risk in the cash flows, the Company has changed the discount rate used in this calculation, and restated the periods ending 30 June 2020, 31 December 2019, and 30 June 2019 to reflect the change, which resulted in the following adjustments:

•	Liabilities in respect of put options (note 22) have decreased by £22.1 million at 30 June 2020 (30 June 2019: £39.2 million;

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

31 December 2019: £22.3 million) and a charge of £0.6 million in the period ended 30 June 2020 (period ended 30 June 2019: credit of £4.9 million; year ended 31 December 2019: charge of £10.8 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Other reserves on the consolidated balance sheet increased by £60.2 million at 30 June 2020 (30 June 2019: £51.9 million; 31 December 2019; £59.6 million);

•

Payments due to vendors (earnout agreements) (note 18) have decreased by £13.3 million at 30 June 2020 (30 June 2019: £19.5 million; 31 December 2019: £10.1 million) and a credit of £3.1 million in the period ended 30 June 2020 (period ended 30 June 2019: credit of £5.3 million; year ended 31 December 2019: charge of £2.7 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Goodwill on the consolidated balance sheet decreased by £23.9 million at 30 June 2020 (30 June 2019: £70.4 million; 31 December 2019; £60.1 million)

•

The goodwill impairment charge (note 4) decreased by £36.1 million in the period ended 30 June 2020 (period ended 30 June 2019: £nil; year ended 31 December 2019; £nil), as a result of the above adjustments that decreased goodwill and payments due to vendors (earnout agreements) on the consolidated balance sheet.

•	These changes also reduces the opening retained earnings balance as at 1 January 2019 by £73.8 million.

The restatements described in this note resulted in a decrease in the basic and diluted earnings per share from continuing and discontinued operations of 21.4p and 21.4p, respectively, for the period ended 30 June 2020 (period ended 30 June 2019: increase of 1.5p and 1.5p, respectively; 31 December 2019: increase of 18.6p and 18.4p, respectively).

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

Impact of Interest Rate Benchmark Reform

The amendments issued by the IASB, Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), are mandatory and are effective from 1 January 2020. They provide relief on specific aspects of pre-replacement issues that impact hedge accounting, whereby entities applying hedge accounting requirements will be able to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based are not altered as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments have a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

Impact of COVID-19 on critical judgements and estimation uncertainty

The critical judgements and estimation uncertainty in applying accounting policies set out on page F-15 of the 2019 Annual Report on Form 20-F remain applicable. However, the level of judgement and estimation uncertainty has increased since 31 December 2019 due to the impact of the COVID-19 pandemic. COVID-19 has had the most significant impact on the following areas of estimation uncertainty:

Impairment of goodwill:

Given the COVID-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020. In performing the impairment test, estimates are required in regard to the discount rates, long-term growth rates and the level of cash flows during the five-year projection period, which involves judgement on the duration and shape of the recovery from COVID-19 in this period. Further details of the goodwill impairment charge and sensitivity to these estimates are outlined in note 14.

Expected credit losses:

Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of discounted estimated future cash flows. As a result of the COVID-19 pandemic on the Group’s clients, estimates of future cash flows from clients involve significant judgement. The Group performed a detailed review of trade receivables, work in progress and accrued income at 30 June 2020, focusing on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic. The Group’s approach to expected credit losses is outlined in note 16.

Payments due to vendors (earnout agreements) and liabilities in respect of put options:

When measuring the liabilities for earnouts and put options, estimates are required regarding discount rates and growth rates in determining future financial performance, which involves judgement on the duration and shape of the recovery from COVID-19 in this period. Further details on growth rates, discount rates and the sensitivity to these estimates are set out in note 22.

Government Support

In reaction to the COVID-19 pandemic, certain governments have introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes (such as furlough measures)

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

where these amounts will never have to be repaid. Further details of such amounts are included in note 4. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

The unaudited condensed consolidated interim financial statements were approved by the board of directors and authorized for issue on 3 September 2020.

3.	Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2020 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.2604 to the pound (period ended 30 June 2019: US$1.2938; year ended 31 December 2019: US$1.2765) and €1.1439 to the pound (period ended 30 June 2019: €1.1453; year ended 31 December 2019: €1.1403). The unaudited condensed consolidated interim balance sheet as at 30 June 2020 has been prepared using the exchange rates on that day of US$1.2379 to the pound (30 June 2019: US$1.2695; 31 December 2019: US$1.3263) and €1.1010 to the pound (30 June 2019: €1.1175; 31 December 2019: €1.1813).

4.	Costs of services and general and administrative costs

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Costs of services	4,804.7	5,328.8	10,825.1
General and administrative costs[3]	3,195.3	443.1	1,113.1
	8,000.0	5,771.9	11,938.2

Note

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Costs of services and general and administrative costs include:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Staff costs	3,330.0	3,501.7	7,090.6
Establishment costs	314.4	331.7	672.9
Media pass-through costs	613.7	818.8	1,656.2
Other costs of services and general and administrative costs[2,3]	3,741.9	1,119.7	2,518.5
	8,000.0	5,771.9	11,938.2

Notes

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.
[2]

Other costs of services and general and administrative costs include £301.3 million (period ended 30 June 2019: £350.0 million; year ended 31 December 2019: £731.4 million) of other pass through costs.

[3]	Figures have been restated as described in the accounting policies.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Staff costs include:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Wages and salaries	2,417.5	2,442.5	4,946.2
Cash-based incentive plans	17.2	64.8	227.6
Share-based incentive plans	30.6	30.0	66.0
Social security costs	304.6	304.9	591.7
Pension costs	86.4	83.5	169.7
Severance	18.8	16.1	42.6
Other staff costs	454.9	559.9	1,046.8
	3,330.0	3,501.7	7,090.6

Note

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Other costs of services and general and administrative costs include:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment[2]	2,484.7	—	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.4)	(0.4)
Investment and other write-downs	220.6	—	7.5
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	—	—
Litigation settlement	—	(16.8)	(16.8)
Gain on sale of freehold property in New York	—	(7.9)	(7.9)
Depreciation of property, plant and equipment	88.2	88.5	185.5
Amortisation of other intangible assets	9.6	9.9	21.2
Depreciation of right-of-use assets	155.4	152.1	301.6
Short-term lease expense	19.7	49.9	83.8
Low-value lease expense	1.1	1.2	2.9

Notes

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.
[2]	Figures for the period ended 30 June 2020 have been restated, as described in the accounting policies.

Amortisation and impairment of acquired intangibles in the period ended 30 June 2020 includes an impairment charge in the period of £17.1 million (period ended 30 June 2019: £4.7 million, year ended 31 December 2019: £26.5 million) in regard to certain brand names and customer relationships for entities which have closed.

Further details of the goodwill impairment charge of £2,484.7 million are provided in note 14. The goodwill impairment charge of £47.7 million in 2019 relates to a number of under-performing businesses in the Group where the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Investment and other write-downs of £220.6 million primarily relate to the impairment of certain investments in associates, including £209.8 million in relation to Imagina in Spain. Further details of the Group’s impairment review are provided in note 14.

Gains on disposal of investments and subsidiaries in the period ended 30 June 2020 of £16.0 million include a gain of £14.7 million on the disposal of the sports agency Two Circles. Gains on disposal of investments and subsidiaries in 2019 include a gain of £28.6 million on the disposal of the Group’s interest in Chime.

Restructuring costs in relation to COVID-19 of £39.3 million primarily relates to severance actions taken in the second quarter in response to the pandemic.

Restructuring and transformation costs of £17.9 million (period ended 30 June 2019: £23.6 million, year ended 31 December 2019: £121.1 million) are in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in the second half of 2020 and 2021. In the period ended 30 June 2019, the remaining £10.3 million (year ended 31 December 2019: £32.4 million) primarily comprises transformation costs in relation to the global IT transformation programme.

In 2019, the Group received £16.8 million in settlement of a class action lawsuit against Comscore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15-year lease. The net gain recognised from the sale and leaseback is £7.9 million.

In the period ended 30 June 2020, the Group received £28.6 million of aid from governments around the world in relation to the COVID-19 pandemic, predominantly in Western Continental Europe and Asia Pacific, which is included as a credit in other staff costs.

Management continues to assess the impact of COVID-19 on long-term working practices and the Group’s real estate portfolio, which could result in impairments of right-of-use assets in the future. At the current time, given the level of uncertainty, such impact has not been quantified and any resulting impairments could have an impact on the Group’s financial results.

5.	Share of results of associates

Share of results of associates include:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Share of profit before interest and taxation	46.2	26.2	99.2
Share of exceptional losses	(51.4)	(13.6)	(47.8)
Share of interest and non-controlling interests	(40.4)	(8.0)	(19.4)
Share of taxation	(6.3)	(3.1)	(17.3)
	(51.9)	1.5	14.7

Note

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Share of results of associates (continued)

Share of exceptional losses of £51.4 million (period ended 30 June 2019: £13.6 million, year ended 31 December 2019: £47.8 million) primarily comprise £27.3 million (period ended 30 June 2019: £nil, year ended 31 December 2019: £5.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £23.1 million (period ended 30 June 2019: £nil, year ended 31 December 2019: £20.3 million) within Kantar.

6.	Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Income from equity investments	6.8	9.3	18.3
Interest income	44.4	32.5	80.7
	51.2	41.8	99.0

Finance costs include:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Net interest expense on pension plans	1.4	1.8	3.5
Interest on other long-term employee benefits	1.4	1.8	3.9
Interest payable and similar charges	104.3	127.8	252.0
Interest expense related to lease liabilities	50.2	48.7	99.7
	157.3	180.1	359.1

Revaluation and retranslation of financial instruments include:

Continuing operations	Six months ended 30 June 2020[2]	Six months ended 30 June 2019[1,2]	Year ended 31 December 2019[2]
	£m	£m	£m
Movements in fair value of treasury instruments	(2.0)	7.3	0.4
Premium on the early repayment of bonds	—	(32.2)	(63.4)
Revaluation of investments held at fair value through profit or loss	1.7	1.6	9.1
Revaluation of put options over non-controlling interests	25.4	(14.6)	(24.3)
Revaluation of payments due to vendors (earnout agreements)	7.4	(2.4)	(3.7)
Retranslation of financial instruments	(301.1)	8.9	245.7
	(268.6)	(31.4)	163.8

Notes

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.
[2]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.

The retranslation of financial instruments includes foreign exchange gains/losses on bonds, cross currency swaps, intercompany loans and bank balances that form part of the Group’s central financing structures. Any foreign exchange gains/losses on operations are recognised in general and administrative costs as set out in note 3.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis

Reported contributions by reportable segments were as follows:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m

Revenue
Global Integrated Agencies	4,249.2	4,873.6	10,205.2
Public Relations	446.8	471.5	956.5
Specialist Agencies	886.7	1,023.1	2,072.4
	5,582.7	6,368.2	13,234.1

Revenue less pass-through costs[2]
Global Integrated Agencies	3,461.5	3,858.1	8,108.1
Public Relations	426.3	442.2	898.0
Specialist Agencies	779.9	899.1	1,840.4

Headline operating profit[3]
Global Integrated Agencies	256.0	463.5	1,219.5
Public Relations	71.9	67.9	140.6
Specialist Agencies	54.4	85.9	200.5
	382.3	617.3	1,560.6

Notes

[1]

Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13. As a result, Data Investment Management is now excluded from the segment analysis.

[2]

Revenue less pass-through costs is revenue less media, and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.

[3]	A reconciliation from operating (loss)/profit to headline operating profit is provided in note 23.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m

Revenue
North America[2]	2,177.1	2,334.3	4,854.7
United Kingdom	757.6	907.7	1,797.1
Western Continental Europe	1,092.9	1,263.6	2,628.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,555.1	1,862.6	3,953.5
	5,582.7	6,368.2	13,234.1

Revenue less pass-through costs[3]
North America[2]	1,856.1	1,951.3	4,034.3
United Kingdom	585.6	692.6	1,390.1
Western Continental Europe	919.5	1,041.7	2,176.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,306.5	1,513.8	3,245.7

Headline operating profit[4]
North America[2]	215.4	278.3	662.0
United Kingdom	35.4	86.7	188.5
Western Continental Europe	43.8	96.5	261.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	87.7	155.8	448.6
	382.3	617.3	1,560.6

Notes

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.
[2]

North America includes the US with revenue of £2,065.2 million (period ended 30 June 2019: £2,203.8 million; year ended 31 December 2019: £4,576.5 million), revenue less pass-through costs of £1,757.5 million (period ended 30 June 2019: £1,843.0 million; year ended 31 December 2019: £3,806.3 million) and headline operating profit of £207.1 million (period ended 30 June 2019: £262.8 million; year ended 31 December 2019: £620.6 million).

[3]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.

[4]	A reconciliation from operating (loss)/profit to headline operating profit is provided in note 23.

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Taxation

The tax rate on reported (loss)/profit before tax was -0.8% (30 June 2019: 25.5%; 31 December 2019: 22.6%).

The tax charge comprises:

Continuing operations	Six months ended 30 June 2020	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Corporation tax
Current year	35.7	187.4	423.0
Prior years	(1.7)	(19.7)	(63.4)
	34.0	167.7	359.6
Deferred tax
Current year	(6.7)	(46.7)	(78.3)
Prior years	(3.3)	(11.7)	(6.3)
	(10.0)	(58.4)	(84.6)
Tax charge	24.0	109.3	275.0

Note

[1]	Figures for the period ended 30 June 2019 figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid decision into Group Financing Exemption in the UK CFC rules, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

The Group does not currently expect any material additional charges, or credits, to arise in respect of these matters, beyond the amounts already provided. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

9.	Ordinary dividends

The Board has recommended an interim dividend of 10.0p (2019: 22.7p) per ordinary share. This is expected to be paid on 6 November 2020 to shareholders on the register at 9 October 2020. In March 2020, we announced the Board’s decision to suspend the 2019 final dividend of 37.3p per share to protect liquidity in light of the threat to liquidity and cash flow from the COVID-19 impact. The Board has now decided to cancel this dividend to contribute towards lower leverage.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

Continuing operations	Six months ended 30 June 2020[1]		Six months ended 30 June 2019[1]	Year ended 31 December 2019[1]
Earnings[2] (£ million)	(2,889.0)		288.3	860.1
Weighted average shares used in basic EPS calculation (million)	1,224.7		1,249.1	1,250.0
EPS	(235.9p	)	23.0p	68.8p

Discontinued operations	Six months ended 30 June 2020		Six months ended 30 June 2019	Year ended 31 December 2019
Earnings[2] (£ million)	(6.8)		43.2	(3.8)
Weighted average shares used in basic EPS calculation (million)	1,224.7		1,249.1	1,250.0
EPS	(0.5p	)	3.5p	(0.3p	)

Continued and discontinued operations	Six months ended 30 June 2020[1]		Six months ended 30 June 2019[1]	Year ended 31 December 2019[1]
Earnings[2] (£ million)	(2,895.8)		331.5	856.3
Weighted average shares used in basic EPS calculation (million)	1,224.7		1,249.1	1,250.0
EPS	(236.4p	)	26.5p	68.5p

Notes

[1]	Earnings figures have been restated as described in the accounting policies.
[2]	Earnings is equivalent to (loss)/profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Earnings per share (continued)

Diluted EPS

The calculation of diluted EPS is as follows:

Continuing operations	Six months ended 30 June 2020[1]		Six months ended 30 June 2019[1]	Year ended 31 December 2019[1]
Diluted earnings (£ million)	(2,889.0)		288.3	860.1
Weighted average shares used in diluted EPS calculation[2] (million)	1,224.7		1,257.3	1,260.6
Diluted EPS	(235.9p	)	22.9p	68.2p

Discontinued operations	Six months ended 30 June 2020		Six months ended 30 June 2019	Year ended 31 December 2019
Diluted earnings (£ million)	(6.8)		43.2	(3.8)
Weighted average shares used in diluted EPS calculation[2] (million)	1,224.7		1,257.3	1,260.6
Diluted EPS	(0.5p	)	3.4p	(0.3p	)

Continuing and discontinued operations	Six months ended 30 June 2020		Six months ended 30 June 2019	Year ended 31 December 2019
Diluted earnings (£ million)	(2,895.8)		331.5	856.3
Weighted average shares used in diluted EPS calculation[2] (million)	1,224.7		1,257.3	1,260.6
Diluted EPS	(236.4p	)	26.3p	67.9p

Notes

[1]	Earnings figures have been restated as described in the accounting policies.
[2]

The weighted average shares used in the basic EPS calculation has also been used for diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the diluted EPS calculation.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2020[1]	Six months ended 30 June 2019[1]	Year ended 31 December 2019[1]
	m	m	m
Weighted average shares used in basic EPS calculation	1,224.7	1,249.1	1,250.0
Dilutive share options outstanding	—	0.1	0.3
Other potentially issuable shares	12.3	8.1	10.3
Weighted average shares used in diluted EPS calculation	1,237.0	1,257.3	1,260.6

At 30 June 2020 there were 1,296,079,242 (30 June 2019: 1,332,703,852, 31 December 2019: 1,328,167,813) ordinary shares in issue, including treasury shares of 70,750,170 (30 June 2019: 70,799,200, 31 December 2019: 70,787,730).

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 3:

Net cash flow from operating activities:

	Six months ended 30 June 2020[1]	Six months ended 30 June 2019[1]	Year ended 31 December 2019[1]
	£m	£m	£m
(Loss)/profit for the period	(2,864.8)	368.5	950.1
Taxation	26.1	128.8	353.8
Revaluation and retranslation of financial instruments	268.6	38.1	(154.4)
Finance costs	157.6	189.2	376.4
Finance and investment income	(51.4)	(43.6)	(102.6)
Share of results of associates	51.9	(8.0)	(21.2)
Goodwill impairment on classification as held for sale	—	—	94.5
Loss/(gain) on sale of discontinued operations	3.3	—	(73.8)
Attributable tax expense on sale of discontinued operations	1.9	—	157.4
Non-cash share-based incentive plans (including share options)	30.6	32.5	71.4
Depreciation of property, plant and equipment	88.2	106.2	203.2
Depreciation of right-of-use assets	155.4	168.4	317.9
Goodwill impairment	2,484.7	—	47.7
Amortisation and impairment of acquired intangible assets	53.1	66.9	135.6
Amortisation of other intangible assets	9.6	18.3	29.6
Investment and other write-downs	220.6	—	7.5
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(45.1)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.4)	(0.4)
Gain on sale of freehold property in New York	—	(7.9)	(7.9)
(Gains)/losses on sale of property, plant and equipment	(0.1)	(0.6)	3.2
Movements in trade working capital[2,3]	(456.1)	(296.7)	563.4
Movements in other receivables, payables and provisions[2]	(294.6)	(482.5)	(213.1)
Corporation and overseas tax paid	(201.2)	(261.0)	(536.0)
Payment on early settlement of bonds	—	—	(63.4)
Interest and similar charges paid	(77.4)	(110.8)	(270.6)
Interest paid on lease liabilities	(48.6)	(51.7)	(105.1)
Interest received	45.2	35.8	80.8
Investment income	6.8	9.3	18.3
Dividends received from associates	4.7	15.4	33.3
Net cash (outflow)/inflow from operating activities	(401.9)	(126.4)	1,850.5

Notes

[1]	Figures have been restated as described in the accounting policies.
[2]

The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

[3]	Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
	£m	£m	£m
Initial cash consideration	(5.9)	(6.4)	(3.9)
Earnout payments	(88.5)	(57.9)	(130.2)
Purchase of other investments (including associates)	(2.4)	(8.6)	(27.2)
Acquisitions	(96.8)	(72.9)	(161.3)
Proceeds on disposal of investments and subsidiaries	228.4	136.7	2,468.5
Cash and cash equivalents disposed	(24.5)	(3.0)	(327.5)
Disposals of investments and subsidiaries	203.9	133.7	2,141.0
Cash consideration for non-controlling interests	(37.8)	(9.1)	(62.7)
Net acquisition payments and disposal proceeds	69.3	51.7	1,917.0

Share repurchases and buybacks:

	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
	£m	£m	£m
Purchase of own shares by ESOP Trusts	(0.4)	—	—
Shares purchased into treasury	(285.1)	—	(43.8)
	(285.5)	—	(43.8)

Net increase/(decrease) in borrowings:

	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
	£m	£m	£m
Net increase/(decrease) in drawings on bank loans	7.4	376.5	(70.6)
Repayment of €250 million bonds	(223.1)	—	—
Repayment of £200 million bonds	—	(199.5)	(199.5)
Partial repayment of $450 million bonds	—	(176.2)	(176.2)
Partial repayment of $272 million bonds	—	(135.4)	(135.4)
Repayment of €600 million bonds	—	—	(512.7)
Repayment of $812 million bonds	—	—	(618.8)
Proceeds from issue of €750 million bonds	665.5	—	—
Proceeds from issue of £250 million bonds	250.0	—	—
	699.8	(134.6)	(1,713.2)

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Cash and cash equivalents:

	30 June 2020[1]	30 June 2019[1]	31 December 2019[1]
	£m	£m	£m
Cash at bank and in hand	9,442.3	11,149.0	10,442.1
Short-term bank deposits	1,115.7	358.5	863.6
Overdrafts[2]	(8,021.9)	(9,670.2)	(8,572.4)
	2,536.1	1,837.3	2,733.3

Notes

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.
[2]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

12.	Debt financing

The Group estimates that the fair value of corporate bonds is £5,348.5 million at 30 June 2020 (30 June 2019: £5,783.4 million; 31 December 2019: £4,439.8 million). The carrying value of corporate bonds is £5,136.4 million at 30 June 2020 (30 June 2019: £5,535.2 million; 31 December 2019: £4,162.9 million). The Group considers that the carrying amount of bank loans at 30 June 2020 of £125.8 million (30 June 2019: £580.1 million; 31 December 2019: £110.4 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

	30 June 2020[1]	30 June 2019[1]	31 December 2019[1]
	£m	£m	£m
Within one year	(249.8)	(936.6)	(324.8)
Between one and two years	(366.9)	(327.7)	(204.0)
Between two and three years	(532.0)	(990.0)	(692.1)
Between three and four years	(793.7)	(496.1)	(726.3)
Between four and five years	(1,145.4)	(1,114.7)	(634.2)
Over five years	(3,461.7)	(3,500.3)	(2,761.9)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,549.5)	(7,365.4)	(5,343.3)
Short-term overdrafts – within one year	(8,021.9)	(9,670.2)	(8,572.4)
Future anticipated cash flows	(14,571.4)	(17,035.6)	(13,915.7)
Effect of discounting/financing rates	1,287.9	1,257.1	1,070.4
Debt financing	(13,283.5)	(15,778.5)	(12,845.3)

Note

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.

13.	Assets held for sale and discontinued operations

On 12 July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. The sale involved the Group disposing of the Kantar business and holding a 40% equity stake post-transaction which is treated as an associate. On 5 December 2019 the first stage of the transaction completed with consideration of £2,140.2 million after tax and disposal costs. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group. In the period ended 30 June 2020 the second, third and fourth stages of the transaction completed with total consideration of £200.1 million after tax and disposal costs. This generated a pre-tax loss of £3.3 million, and a tax charge of £1.9 million. The final

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Assets held for sale and discontinued operations (continued)

stages of the transaction are expected to complete in the second half of the year with further consideration expected to be approximately £50.0 million after tax and disposal costs.

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as ‘held for sale’. The criterion was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date.

The Kantar group is classified as a discontinued operation in 2019 and 2020 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it.

As at 30 June 2020 the Kantar group is therefore presented as a discontinued operation with the remaining portion of the company not yet sold by 30 June 2020 disclosed as held for sale. Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
	£m	£m	£m
Revenue	101.9	1,247.8	2,387.5
Costs of services	(87.4)	(1,061.4)	(1,951.5)
Gross profit	14.5	186.4	436.0
General and administrative costs	(4.0)	(109.7)	(151.7)
Operating profit	10.5	76.7	284.3
Share of results of associates	—	6.5	6.5
Profit before interest and taxation	10.5	83.2	290.8
Finance income	0.2	1.8	3.6
Finance costs	(0.3)	(9.1)	(17.3)
Revaluation and retranslation of financial instruments	—	(6.7)	(9.4)
Profit before taxation	10.4	69.2	267.7
Attributable tax expense	(2.1)	(19.5)	(78.8)
Profit after taxation	8.3	49.7	188.9
Goodwill impairment on classification as held for sale[1]	—	—	(94.5)
(Loss)/gain on sale of discontinued operations	(3.3)	—	73.8
Attributable tax expense on sale of discontinued operations	(1.9)	—	(157.4)
Net gain attributable to discontinued operations	3.1	49.7	10.8
Attributable to:
Equity holders of the parent	(6.8)	43.2	(3.8)
Non-controlling interests[2]	9.9	6.5	14.6
	3.1	49.7	10.8

Notes

[1]	Goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5 in the year ended 31 December 2019.
[2]	In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56.25% owned subsidiary of the Group.

For the period ended 30 June 2020, the Kantar group contributed £26.8 million (period ended 30 June 2019: £135.2 million, year ended 31 December 2019: £322.9 million) to the Group’s net operating cash flows, paid

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Assets held for sale and discontinued operations (continued)

£1.1 million (period ended 30 June 2019: £26.5 million, year ended 31 December 2019: £53.2 million) in respect of investing activities and paid £0.9 million (period ended 30 June 2019: £18.8 million, year ended 31 December 2019: £27.2 million) in respect of financing activities.

The gain on sale of discontinued operations is calculated as follows:

	30 June 2020	31 December 2019
	£m	£m
Intangible assets (including goodwill)	150.9	2,410.0
Property, plant and equipment	13.7	115.7
Right-of-use assets	24.2	103.5
Interests in associates and joint ventures	2.0	92.3
Other investments	—	11.5
Deferred tax assets	5.5	44.1
Corporate income tax recoverable	15.0	49.8
Trade and other receivables	157.6	748.8
Cash and cash equivalents	19.8	324.9
Trade and other payables	(129.0)	(839.8)
Corporate income tax payable	(4.0)	(48.2)
Lease liabilities	(20.5)	(106.3)
Deferred tax liabilities	(1.3)	(98.6)
Provisions for post-employment benefits	(6.7)	(26.7)
Provisions for liabilities and charges	(0.6)	(22.4)
Net assets	226.6	2,758.6
Non-controlling interests	(5.9)	(19.1)
Net assets excluding non-controlling interests	220.7	2,739.5
Consideration received in cash and cash equivalents	191.3	2,352.1
Re-investment in equity stake[1]	—	231.7
Transaction costs	(3.8)	(56.1)
Deferred consideration[2]	14.5	1.6
Total consideration received	202.0	2,529.3
Loss on sale before exchange adjustments	(18.7)	(210.2)
Exchange adjustments recycled to the income statement	15.4	284.0
(Loss)/gain on sale of discontinued operations	(3.3)	73.8

Notes

[1]	Re-investment in equity stake represents the value of the Group’s 40% stake in the new Kantar group as part of the disposal.
[2]

Deferred consideration in the year ended 31 December 2019 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Goodwill and acquisitions

Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 30 June are:

	Goodwill		Brands with an indefinite useful life
	30 June 2020[1]	31 December 2019[1]	30 June 2020	31 December 2019
CGU	£m	£m	£m	£m
GroupM	3,057.9	2,921.7	—	—
Wunderman Thompson	1,167.2	2,121.9	433.3	409.7
VMLY&R	460.6	901.0	203.6	199.1
Ogilvy	823.8	758.6	218.5	211.1
Burson Cohn & Wolfe	651.3	739.3	138.0	130.2
Other	1,935.5	2,668.1	136.4	128.1
	8,096.3	10,110.6	1,129.8	1,078.2

Note

[1]	Figures have been restated as described in the accounting policies.

Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Goodwill in relation to subsidiary undertakings decreased by £2,014.3 million (30 June 2019: increased by £49.0 million) in the period. This movement primarily relates to impairment charges of £2,484.7 million, partially offset by the effect of currency translation of £473.3 million, as well as both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Given the COVID-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the “recoverable amount”, defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to a significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020, nil growth rate thereafter (2019: 3.0%) and a conservative pre-tax discount rate of 13.5% (2019: 8.5%). The pre-tax discount rate of 13.5% was above the rate calculated for the global networks of 12.5%. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Goodwill and acquisitions (continued)

In the second step, the CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five-years, followed by an assumed long-term growth rate of 2.0% (2019: 3.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

In developing the cash flows, we considered the impact of the COVID-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-COVID-19 revenue less pass-through costs and operating margins. For many of our CGUs, recovery to 2019 levels by 2023 was estimated with some CGUs using alternative recovery profiles as considered appropriate.

The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 30 June 2020, we have assessed long-term industry trends based on recent historical data including the long-term impact of COVID-19 and assumed a long-term growth rate of 2.0% (2019: 3.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The discount rate uses the capital asset pricing model “CAPM” to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

Given current market factors, there has been an increase in the estimated cost of equity. This has been driven by increased levels of market uncertainty and volatility which is reflected in the market valuations for global advertising agencies. This has led to upward adjustments to the estimates for the equity risk premium as well as the applicable beta (i.e. volatility of public peer companies relative to the market). Additionally, given the magnitude of the declines in our market capitalisation, the cost of equity reflects an increase in the size premium applicable to the Group, and a company specific risk premium to reflect implied market discount rates. This increase in the cost of equity, combined with an increase in the cost of debt as a result of increased corporate bond yields, resulted in the discount rates applied to our CGUs increasing relative to the prior year.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5% (2019: 6.3% to 7.4%). We developed a global discount rate that takes into account the diverse nature of the operations as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 10.8% to 19.3% (2019: 4.1% to 13.6%).

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the businesses’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Goodwill and acquisitions (continued)

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss.

As part of the overall effort to simplify operations and become more client-centric, certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. The most significant of these include the treatment of Landor and FITCH as a single CGU given the collaboration of the two brands from both a management and client perspective; the shift of certain European operations into VMLY&R, and the transfer of certain Asian operations from VMLY&R to Ogilvy in order to improve the operational synergies and offer in the respective regions. The transfers of carrying value between CGUs were determined on a relative value basis. The impact of these realignments has not had a significant impact on the impairment figures recognised.

The goodwill impairment charge of £2,484.7 million largely reflects the adverse impacts of COVID-19 to a number of businesses in the Group. The impact of these global economic conditions and trading circumstances was sufficiently severe to indicate impairment to the carrying value of goodwill. By operating sector, £1,606.9 million of the impairment charge relates to Global Integrated Agencies, £142.7 million relates to Public Relations and £735.1 million relates to Specialist Agencies.

The CGUs with significant impairments of goodwill as at 30 June 2020 are set out in the below table.

	Operating Sector	Recoverable amount	Goodwill impairment charge[1]
CGU		£m	£m
Wunderman Thompson	Global Integrated Agencies	1,932.2	1,054.4
VMLY&R	Global Integrated Agencies	918.3	472.0
Burson Cohn & Wolfe	Public Relations	859.8	127.0
Geometry Global	Specialist Agencies	205.9	232.5
Landor & FITCH	Specialist Agencies	197.5	158.1
Other	Other	1,349.3	440.7

Note

[1]	Figures have been restated as described in the accounting policies.

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Goodwill and acquisitions (continued)

Sensitivity of CGUs with an impairment charge

The impairment review is sensitive to changes in the assumptions used, most notably to changes in the revenue less pass-through costs growth and operating margins used to derive cash flows during the 5-year projection period, the terminal cash flow growth rate, and discount rate. The revenue less pass-through costs growth rates used in the 5-year projection period for impaired CGUs that operate globally resulted in compound annual growth rates of 2.5% to 5.0%. The operating margins used in the 5-year projection period for impaired CGUs that operate globally resulted in average operating margins of 6.6% to 19.0%. Long-term cash flow growth rates and discount rates used in the test are discussed above. A summary of the movements in the impairment charge from a reasonably possible change in these assumptions is as follows:

	Impact of changes to assumptions in 5-year projection period		Impact of change to terminal value assumptions	Impact of change to pre-tax discount rate

CGU	Revenue less pass-through costs growth rate +/- 0.5%	Operating margin % +/- 0.5%	Long-term cash flow growth rate +/- 0.5%	+1.5%	-1.5%
	£m	£m	£m	£m	£m
Wunderman Thompson	19.2	70.8	54.6	(210.2)	279.4
VMLY&R	8.3	37.7	22.9	(100.1)	132.0
Burson Cohn & Wolfe	9.6	21.8	26.9	(98.7)	127.0
Geometry Global	1.2	13.5	3.6	(22.3)	29.7
Landor & FITCH	2.1	6.5	6.0	(23.5)	31.3
Other	11.9	47.8	33.9	(136.4)	162.6
	52.3	198.1	147.9	(591.2)	762.0

Sensitivity of CGUs not impaired

For the CGUs not impaired in the period, a reasonably possible change in assumptions would not lead to a significant impairment.

Acquisitions

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2020 and the date the interim financial statements were approved.

15.	Other intangible assets

The following are included in other intangibles:

	30 June 2020	30 June 2019	31 December 2019
	£m	£m	£m
Brands with an indefinite useful life	1,129.8	1,141.2	1,078.2
Acquired intangibles	284.4	530.4	323.6
Other (including capitalised computer software)	74.7	114.6	67.0
	1,488.9	1,786.2	1,468.8

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other receivables

Amounts falling due within one year:

	30 June 2020	30 June 2019	31 December 2019
	£m	£m	£m
Trade receivables	5,175.7	7,713.8	7,007.6
Work in progress	312.4	419.5	349.5
VAT and sales taxes recoverable	272.5	270.6	212.7
Prepayments	311.6	391.0	287.1
Accrued income	2,703.2	3,731.1	3,292.7
Fair value of derivatives	0.6	10.0	1.4
Other debtors	627.3	634.2	671.3
	9,403.3	13,170.2	11,822.3

Amounts falling due after more than one year:

	30 June 2020	30 June 2019	31 December 2019
	£m	£m	£m
Prepayments	1.7	2.8	2.2
Accrued income	—	22.8	—
Fair value of derivatives	—	6.3	—
Other debtors	142.3	150.8	135.4
	144.0	182.7	137.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Expected credit losses

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9: Financial Instruments. Therefore the Group does not track changes in credit risk over the life of a financial asset, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss. Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables, where the following criteria are met:

–– 100% of the asset aged over one year;

–– 50% of the asset aged between 180 days and one year; and

–– sufficient evidence of recoverability is not evident.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other receivables (continued)

These criteria form the basis of expected future losses based on historical loss rates. As a result of the COVID-19 pandemic, the Group also performed a detailed review of trade receivables, work-in-progress and accrued income aged less than 180 days, taking into account the level of credit insurance the Group has along with internal and external data including historical and forward looking information. This review focused on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic.

This resulted in a bad debt expense of £29.2 million (period ended 30 June 2019: £12.3 million; year ended 31 December 2019: £25.8 million) on the Group’s trade receivables in the period. The allowance for bad and doubtful debts is equivalent to 2.5% (30 June 2019: 1.6%; 31 December 2019: 1.6%) of gross trade receivables.

17.	Trade and other payables: amounts falling due within one year

	30 June 2020	30 June 2019	31 December 2019
	£m	£m	£m
Trade payables	7,279.2	9,945.7	10,112.1
Deferred income	968.7	1,377.3	1,024.6
Payments due to vendors (earnout agreements)[1]	65.2	167.8	143.4
Liabilities in respect of put option agreements with vendors[1]	42.9	21.4	75.7
Fair value of derivatives	2.7	4.0	1.5
Share repurchases - close period commitments[2]	—	—	252.3
Other creditors and accruals	2,409.3	2,829.7	2,578.5
	10,768.0	14,345.9	14,188.1

Notes

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.
[2]

During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

18.	Trade and other payables: amounts falling due after more than one year

	30 June 2020	30 June 2019	31 December 2019
	£m	£m	£m
Payments due to vendors (earnout agreements)[1]	88.1	184.2	100.3
Liabilities in respect of put option agreements with vendors[1]	102.5	203.8	128.8
Fair value of derivatives	0.6	—	21.2
Other creditors and accruals	164.0	140.8	199.3
	355.2	528.8	449.6

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

18.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	30 June 2020[1]	30 June 2019[1]	31 December 2019[1]
	£m	£m	£m
Within one year	65.2	167.8	143.4
Between 1 and 2 years	26.0	87.6	36.3
Between 2 and 3 years	14.1	40.5	34.6
Between 3 and 4 years	23.4	30.5	12.3
Between 4 and 5 years	21.8	17.7	7.7
Over 5 years	2.8	7.9	9.4
	153.3	352.0	243.7

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies

The Group’s approach to payments due to vendors is outlined in note 22.

The following table sets out the movements of deferred and earnout related obligations during the period:

	Six months ended 30 June 2020[1]	Six months ended 30 June 2019[1]	Year ended 31 December 2019[1]
	£m	£m	£m
At the beginning of the period	243.7	400.8	400.8
Earnouts paid	(88.5)	(57.9)	(130.0)
New acquisitions	2.9	3.6	9.6
Revision of estimates taken to goodwill	(3.0)	1.1	(14.1)
Revaluation of payments due to vendors (note 6)	(7.4)	3.1	3.8
Transfer to disposal group classified as held for sale	—	—	(11.5)
Exchange adjustments	5.6	1.3	(14.9)
At the end of the period	153.3	352.0	243.7

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies

The Group does not consider there to be any material contingent liabilities at 30 June 2020.

19.	Issued share capital

	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
Number of equity ordinary shares	m	m	m
At the beginning of the period	1,328.2	1,332.7	1,332.7
Share cancellations	(32.1)	—	(4.5)
At the end of the period	1,296.1	1,332.7	1,328.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Related party transactions

The Group enters into transactions with its associate undertakings.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period after 5 December 2019 when Kantar became an associate, to 31 December 2019, or in the period ended 30 June 2020.

In the period ended 30 June 2020, revenue of £49.7 million was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.

The following amounts were outstanding at 30 June 2020:

	30 June 2020	30 June 2019	31 December 2019
	£m	£m	£m
Amounts owed by related parties
Kantar	79.2	—	87.5
Other	27.8	82.7	87.5
	107.0	82.7	175.0
Amounts owed to related parties
Kantar	(14.6)	—	(36.5)
Other	(61.9)	(56.0)	(49.6)
	(76.5)	(56.0)	(86.1)

21.	Going concern and risk management policies

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs; (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the COVID-19 pandemic compared to 2019; and considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks and the cancellation of the final dividend in 2019 and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through costs declines from 15% to over 35%. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk. The potential impact of Brexit has been considered and is not deemed to have a significant effect on this assessment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Going concern and risk management policies (continued)

At 30 June 2020, the Group has access to £7.4 billion of committed facilities with maturity dates spread over the years 2021 to 2046 as illustrated below:

	Maturity by year
		2021	2022	2023	2024	2025+
	£m	£m	£m	£m	£m	£m
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $220m (5.625% ’43)	177.6					177.6
US bond $93m (5.125% ’42)	75.0					75.0
£ bonds £250m (3.75% ’32)	250.0					250.0
Eurobonds €600m (1.625% ’30)	545.0					545.0
Eurobonds €750m (2.375% ’27)	681.2					681.2
Eurobonds €750m (2.25% ’26)	681.2					681.2
Eurobonds €500m (1.375% ’25)	454.1					454.1
US bond $750m (3.75% ’24)	605.9				605.9
Bank revolver ($2,500m ‘24)	2,019.5				2,019.5
Eurobonds €750m (3.0% ’23)	681.2			681.2
US bond $500m (3.625% ’22)	403.9		403.9
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	227.1		227.1
Bank revolver (A$420m ‘21)	233.8	233.8
Total committed facilities available	7,435.5	233.8	631.0	681.2	2,625.4	3,264.1
Drawn down facilities at 30 June 2020	5,291.9	109.7	631.0	681.2	605.9	3,264.1
Undrawn committed credit facilities	2,143.6

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2019 Annual Report on Form 20-F and in the opinion of the Board remain relevant for the remaining six months of the year.

22.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Financial instruments (continued)

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2[1]	Level 3[1]
	£m	£m	£m
30 June 2020
Held at fair value through profit or loss
Other investments	—	—	258.7
Derivative assets	—	0.6	—
Derivative liabilities	—	(3.3)	—
Payments due to vendors (earnout agreements) (note 18)	—	—	(153.3)
Liabilities in respect of put options	—	—	(145.4)
Held at fair value through other comprehensive income
Other investments	28.4	—	110.9

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options[1]	Other investments
	£m	£m
1 January 2020	(204.5)	456.1
Gains recognised in the income statement	25.4	1.7
Losses recognised in other comprehensive income	—	(88.7)
Exchange adjustments	(1.1)	—
Additions	(1.3)	3.0
Disposals	—	(2.5)
Cancellations	28.9	—
Settlements	7.2	—
30 June 2020	(145.4)	369.6

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2020, the weighted average growth rate in estimating future financial performance was 16.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2020 was 4.0%.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Financial instruments (continued)

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £3.1 million and £3.0 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £3.4 million and £3.5 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of 0.5 times revenue would result in an increase or decrease in the value of investments of £26.9 million, which would result in a credit or charge to the income statement of £1.5 million and equity of £25.4 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

23.	Reconciliation of operating (loss)/profit to headline operating profit

Continuing operations	Six months ended 30 June 2020[2]	Six months ended 30 June 2019[1]	Year ended 31 December 2019
	£m	£m	£m
Operating (loss)/profit	(2,417.3)	596.3	1,295.9
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment	2,484.7	—	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.4)	(0.4)
Investment and other write-downs	220.6	—	7.5
Litigation settlement	—	(16.8)	(16.8)
Gain on sale of freehold property in New York	—	(7.9)	(7.9)
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	—	—
Headline operating profit	382.3	617.3	1,560.6

Notes

[1]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13.
[2]	Figures have been restated as described in the accounting policies.

Headline operating profit is one of the metrics that management uses to assess the performance of the business.